FMI Funds

Telephone Option Request Form
(For Existing Shareholders)

Mail this signed and completed form to: FMI Funds
c/o U.S. Bancorp Fund Services, LLC
P.O. Box 701
Milwaukee, WI 53201-0701

For additional information, please call toll-free 1-800-811-5311 or visit us on the web at **www.fmifunds.com**

Important Information – Please Read – This form is to be used to request the option to purchase, redeem, or exchange shares of the FMI Funds via telephone. Name(s) and address of record information given on this form must match exactly the name and address information on record. If a telephone option is requested by a joint account, both registrants must sign in Section 7. This completed form must be received by U.S. Bancorp Fund Services, LLC ("USBFS") prior to the use of a telephone option. This form is not to be used for notification of address change.

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1. ACCOUNT(S) REQUESTING TELEPHONE OPTION:

EXISTING ACCOUNT NUMBER	FUND
______________________	______________________
______________________	______________________
______________________	______________________

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2. ABOVE ACCOUNT REGISTRATION INFORMATION:

☐ Individual ______________ ____ ______________
First Name M.I. Last Name

☐ Joint Owner ______________ ____ ______________
First Name M.I. Last Name

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3. ADDRESS OF RECORD:
(Residential Address or Principal Place of Business – No Foreign Addresses)

______________________ ________
Street Apt/ Suite

______________ ______ ________
City State Zip Code

______________ ______________
Daytime Phone Number Evening Phone Number

MAILING ADDRESS
(if different from address of record)

______________________ ________
Street Apt/ Suite

______________ ______ ________
City State Zip Code

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4. TELEPHONE OPTION(S):

A. TELEPHONE PURCHASE

You may purchase shares of any FMI Fund by telephone with payment by Electronic Funds Transfer (EFT) from your designated U.S. bank account, by checking the option below and mailing this signed form to USBFS. Also, you must provide bank account information and attach a voided check to Section 6 of this telephone option request form. Once USBFS receives your written request with the required information, you may make a telephone purchase by calling USBFS at 1-800-811-5311.

☐ **YES**, I want the telephone purchase option.

B. TELEPHONE REDEMPTION AND EXCHANGE

☐ **YES,** I want to establish a telephone redemption option.
(You may redeem shares by telephone ($500 minimum, $50,000 maximum).

☐ **YES**, I want to establish a telephone exchange option.

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5. **PROCEEDS (select one):**

☐ Mail my proceeds to the address of record

☐ Deposit proceeds into my bank account by Electronic Funds Transfer (EFT) [1]

☐ Deposit proceeds into my bank account by wire [1]

[1] For EFT or wire transactions, you must provide bank account information and attach a voided check. Currently USBFS charges $15.00 for each wire redemption, but does not charge a fee for EFT's. If telephone redemption proceeds are sent by EFT or by wire, your signature(s) must be guaranteed by a commercial bank or trust company in the United States, a member firm of the New York Stock Exchange or other eligible guarantor institution. A notarized signature is not an acceptable substitute for a signature guarantee. (See Prospectus for further details).

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6. **BANK ACCOUNT OF RECORD:**

Your U.S. bank account information must be on file in order to exercise telephone purchase privileges, or redemption proceeds directly to your bank account by EFT, or receive redemption proceeds by wire. If you do not provide bank information, the proceeds of any redemption will be paid by check and mailed to your mailing address of record. At least one name on the bank account must match exactly the name in your account registration information. For Checking Accounts: a blank voided check is necessary to provide account and bank routing information, and must accompany this application (mutual fund money market checks may not be used). For Savings Accounts: Provide verification of your bank's ABA routing number and your savings account number below. Your bank must be a member of the Automated Clearing House ("ACH") to effect EFT transactions.

NAME OF BANK ____________________

BANK'S ABA NUMBER (For Savings Accounts Only) ____________________

☐ CHECKING (attach voided check) ☐ SAVINGS

ACCOUNT TYPE ____________________

SAVINGS ACCOUNT NUMBER ____________________

PLEASE ATTACH A VOIDED CHECK HERE
if you have completed Section 4a, or if proceeds are to be sent to your bank account, or if proceeds are to be wired

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7. **SHAREHOLDER SIGNATURE(S): Please sign below as your authorization requesting telephone options as indicated above (both must sign if joint account):**

Signature of Account Owner	**Date**	**Signature of Account Owner (If Joint Account)**	**Date**

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8. **SIGNATURE GUARANTEE: (Please have your signature(s) guaranteed if you have requested your proceeds to be sent to your bank by EFT or by wire)**

Signature of Guarantor	**Date**	**Signature of Guarantor**	**Date**

Please have Signature Guarantor Affix Seal Here	Please have Signature Guarantor Affix Seal Here